Aduro Clean Technologies Inc.

Interim Condensed Consolidated Financial Statements

For the three and nine months ended February 28, 2025
(Unaudited)

(Expressed in Canadian Dollars)

Aduro Clean Technologies Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

	February 28, 2025	May 31, 2024
ASSETS
Current
Cash and cash equivalents	$8,362,459	$2,814,576
Deposits and prepaid expenses (Note 5)	1,418,733	341,244
Other receivables (Note 6)	300,639	328,277
Deferred transaction costs	16,472	218,480
	10,098,303	3,702,577
Non-current
Property and equipment (Note 7)	3,323,301	3,128,632
Right of use assets (Note 8)	180,517	125,542
	3,503,818	3,254,174
Total Assets	$13,602,121	$6,956,751
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Trade payables and other current liabilities (Note 12)	$583,976	$461,947
Lease liability - current portion (Note 9)	58,922	40,356
	642,898	502,303
Non-current
Lease liability - non-current portion (Note 9)	125,874	98,230
Derivative financial liability (Note 10)	209,363	-
	335,237	98,230
Shareholders' equity (Note 11)
Share capital	35,342,930	22,477,986
Warrant reserve	875,003	1,328,901
Contributed surplus	7,731,145	5,445,407
Accumulated deficit	(31,325,092)	(22,896,076)
	12,623,986	6,356,218
Total Liabilities and Shareholders' Equity	$13,602,121	$6,956,751

Nature and continuance of operations (Note 1)

Subsequent events (Note 21)

Approved on behalf of the Board of Directors on April 14, 2025:

  "Ofer Vicus"                   , Director   "Peter Kampian"              , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Loss and Comprehensive Loss

Expressed in Canadian Dollars

	Three months ended February 28, 2025	Three months ended February 29, 2024	Nine months ended February 28, 2025	Nine months ended February 29, 2024

Revenue (Note 13)	$63,399	$103,628	$156,542	$235,266

Expenses
Research and development (Note 16)	1,374,518	795,691	3,956,389	2,409,183
General and administrative (Note 15)	1,617,861	1,214,322	4,398,542	3,175,577
Depreciation and amortization	139,218	113,982	396,078	307,258
Finance costs (Note 14)	3,816	2,958	8,832	9,368
Foreign exchange	(159,849)	4,058	(188,458)	6,532
	2,975,564	2,131,011	8,571,383	5,907,918
Loss before other items	(2,912,165)	(2,027,383)	(8,414,841)	(5,672,652)

Other items
Change in fair value of derivative financial liability (Note 10)	47,342	-	(27,226)	-
Other income	13,051	-	13,051	-
Loss on sale of vehicle	-	-	-	(2,512)

Loss and comprehensive loss	$(2,851,772)	$(2,027,383)	$(8,429,016)	$(5,675,164)

Basic and diluted loss per share	$(0.100)	$(0.098)	$(0.318)	$(0.283)

Weighted average number of common shares outstanding	28,643,505	20,679,849	26,522,506	20,078,916

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Changes in Equity

Expressed in Canadian Dollars

	Share Capital

	Number of Shares	Amount	Warrant Reserve	Contributed Surplus	Deficit	Total

Balance, May 31, 2023	19,664,153	15,396,907	2,557,918	4,472,191	(15,459,215)	$6,967,801

Shares issued on exercise of warrants (Note 11)	1,216,179	3,528,530	(675,488)	(27,036)	-	2,826,006

Shares issued on exercise of options (Note 11)	115,384	481,853		(185,603)	-	296,250

Shares issued on RSU vesting (Note 11)	46,154	163,500	-	(163,500)	-	-

Share issuance cost		(109,626)	-	-	-	(109,626)

Share-based compensation expense (Note 17)	-		-	1,331,281	-	1,331,281

Net loss for the period	-			-	(5,675,164)	(5,675,164)

Balance, February 29, 2024	21,041,870	19,461,164	1,882,430	5,427,333	(21,134,379)	5,636,548

Balance, May 31, 2024	21,759,130	22,477,986	1,328,901	5,445,407	(22,896,076)	6,356,218

Shares issued on exercise of Class B Special Warrants (Note 11)	4,102,562	-	-	-	-	-

Shares and warrants issued - June 17, 2024 (Note 11)	834,178	2,955,153	372,155	21,536	-	3,348,844

Shares and warrants issued - US Public Offering (Note 11)	1,063,647	5,166,739	-	-	-	5,166,739

Derivative financial liability (Note 10)	-	(182,137)	-	-	-	(182,137)

Shares issued on exercise of warrants (Note 11)	1,013,960	4,143,399	(826,053)	(21,552)	-	3,295,794

Shares issued on exercise of options (Note 11)	136,231	781,790	-	(258,240)	-	523,550

Share-based compensation expense (Note 17)	-	-	-	2,543,994	-	2,543,994

Net loss for the period	-	-	-	-	(8,429,016)	(8,429,016)

Balance, February 28, 2025	28,909,708	$35,342,930	$875,003	$7,731,145	$(31,325,092)	$12,623,986

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statement of Cash Flows

Expressed in Canadian Dollars

	Nine months ended February 28, 2025	Nine months ended February 29, 2024

Operating Activities
Net loss for the period	$(8,429,016)	$(5,675,164)
Items not affecting cash:
Depreciation and amortization	396,078	307,258
Share-based compensation expense (Note 17)	2,543,994	1,331,281
Interest expense accrued	8,370	8,039
Loss on sale of vehicle	-	2,512
Change in fair value of derivative financial liability (Note 10)	27,226	-
Other income	(13,051)	-
Changes in non-cash working capital (Note 20)	(910,133)	137,356
Cash used in operating activities	(6,376,532)	(3,888,718)

Financing Activities
Issue of common shares, net of issuing costs (Note 11)	12,487,329	3,012,630
Finance lease repayments (Note 9)	(41,318)	(40,468)
Term and working capital loan repayments	-	(23,449)
Cash provided by financing activities	12,446,011	2,948,713

Investing activities
Property and equipment acquired	(521,596)	(961,270)
Sale of vehicle	-	11,000
Cash used by investing activities	(521,596)	(950,270)
Change in cash during the period	5,547,883	(1,890,275)
Cash and cash equivalents, start of period	2,814,576	4,046,634
Cash and cash equivalents, end of period	$8,362,459	$2,156,359

Supplementary disclosure of non-cash activities:

Increase (decrease) in accounts payable related to property and equipment during the period	31,917	(112,909)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Aduro Clean Technologies Inc. (the "Company") was incorporated in the Province of British Columbia on January 10, 2018, under the Business Corporations Act of British Columbia. On February 12, 2019, the Company's shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol "DFT." On April 23, 2021, the Company changed its name to "Aduro Clean Technologies Inc." from Dimension Five Technologies Inc. and the Company's shares were re-listed under the symbol ACT. On July 28, 2021, the Company's shares commenced trading on the Frankfurt Exchange in Germany under the symbol "9D50". On November 7, 2024, the Company's common shares commenced trading on the Nasdaq Capital Market under the ticker symbol "ADUR".

The Company's primary business is the holding company of Aduro Energy Inc. ("Aduro"). Aduro is an early-stage business focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. The water based chemical recycling platform features three sector focus applications, Hydrochemolytic Plastics Upcycling ("HPU"), Hydrochemolytic Renewables Upgrading ("HRU") and Hydrochemolytic Bitumen Upgrading ("HBU"). As at February 28, 2025, the Company has developed and owns nine patents, seven granted and two pending.

The registered and records office of the Company is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, Canada V6C 2B5, and the head office of the Company is located at 542 Newbold Street, London, ON, Canada N6E 2S5.

During the nine months ended February 28, 2025 the Company closed a non-brokered private placement and an underwritten U.S. public offering (Note 11) that realized net proceeds of $3,348,844 and $5,166,739, respectively, which will be used for general working capital purposes to advance Aduro's scale-up and path to commercialization. As at February 28, 2025, the Company had a deficit of $31,325,092 since inception and incurred negative operating cash flows. As at February 28, 2025, the Company's working capital balance was $9,455,405 (May 31, 2024: $3,200,274) and available cash of $8,362,459 (May 31, 2024: $2,814,576). Therefore, management concludes that the Company has sufficient funds to fund its operations for the next twelve months. Ultimately the continuing operations of the Company are dependent upon generating profitable operations and obtaining funding, as required, to allow the Company to achieve its business objectives. While the Company's management believes that there are many financing opportunities available, there is no assurance that it will be able to successfully obtain additional financing as needed. These consolidated financial statements have been prepared using accounting policies applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due and do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the classifications used in the consolidated statements of financial position.

2. BASIS OF PREPARATION

a) Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared based on the principles of IFRS Accounting Standards (IFRS) and International Accounting Standard 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board (IASB), London, and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended May 31, 2024 and accompanying notes.

These financial statements were authorized for issue by the Board of Directors on April 14, 2025.

b) Basis of consolidation

The financial statements of all entities controlled by the Company, including Aduro Energy Inc. and Aduro Clean Technologies Europe B.V., are included in the Financial Statements from the date control commenced. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company's subsidiaries have the same reporting date as the Company. Intra-group balances and transactions are eliminated on consolidation.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

c) Basis of measurement

The financial statements have been prepared using the historical cost basis except as detailed in the Company's accounting policies in Note 3 to the consolidated financial statement for the year ended May 31, 2024.

d) Functional and presentation currency

These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain of the Company's accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The critical accounting estimates and judgments set out below have been applied consistently to all periods presented in these financial statements.

a) Ability to continue as a going concern

Evaluation of the ability of the Company to realize its strategy for funding its future needs for working capital involves making judgments.

b) Property and equipment

Property and equipment are depreciated/amortized over the estimated useful life of the asset to the asset's estimated residual value as determined by management. Assessing the reasonableness of the estimated useful life, residual value and the appropriate depreciation/amortization methodology requires judgment and is based on management's experience and knowledge of the industry.

c) Impairment

An evaluation of whether or not an asset is impaired involves consideration of whether indicators of impairment exist. Factors which could indicate impairment exists include: significant underperformance of an asset relative to historical or projected operating results, significant changes in the manner in which an asset is used or in the Company's overall business strategy, the carrying amount of the net assets of the Company being more than its market capitalization or significant negative industry or economic trends. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. Events can occur in these situations that may not be known until a date subsequent to their occurrence. When there is an indicator of impairment, the recoverable amount of the asset is estimated to determine the amount of impairment, if any. If indicators conclude that the asset is no longer impaired, the Company will reverse impairment losses on assets only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Similar to determining if an impairment exists, judgment is required in assessing if a reversal of an impairment loss is required.

d) Warrants, stock options, restricted share units, and derivative financial liability

Share purchase warrants, stock options, and derivative financial liabilities are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or stock option and expected risk-free interest rate.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

The fair value of Restricted Share Units (RSUs) is measured based on the closing price of the Company's common shares on the date of grant. The fair value of each tranche of RSUs is recognized as expense on a straight-line basis over its vesting period. The fair value of RSUs is charged to profit or loss with a corresponding increase in contributed surplus within equity. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon vesting of equity settled RSUs, the related contributed surplus associated with the RSU is reclassified into share capital.

4. MATERIAL ACCOUNTING POLICIES ADOPTED DURING THE PERIOD

a) Derivative financial liability

When the Company issues warrants with exercise prices denominated in currencies other than in the Canadian dollar, the warrants are classified and presented as derivative financial liabilities and measured at fair value. The fair values of such warrants are determined using the Black‐Scholes option pricing model. At the end of each reporting period, the derivative financial liability is re‐measured at fair value with changes in fair value recognized in profit and loss. Derivative financial liabilities have been disclosed in Note 10.

5. DEPOSITS AND PREPAID EXPENSES

	February 28, 2025 $	May 31, 2024 $
Prepaid Equipment	292,623	76,671
Prepaid Marketing and Events	15,000	15,000
Prepaid Investor Relations	198,008	40,983
Prepaid Consulting Fees	26,849	14,050
Prepaid Insurance	562,043	8,169
Prepaid Conferences	31,883	14,207
Deposits	45,262	45,027
Other	247,065	127,137
Total	1,418,733	341,244

6. OTHER RECEIVABLES

	February 28, 2025 $	May 31, 2024 $
HST receivable	145,743	76,338
Due from related party	77,353	78,853
Services receivable	77,059	172,520
Other	484	566
Total	300,639	328,277

The Company's exposure to credit risk related to other receivables is disclosed in Note 18.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

7. PROPERTY AND EQUIPMENT

The following table summarizes the Company's property and equipment as at February 28, 2025, May 31, 2024 and May 31, 2023:

	Motor Vehicle $	Furniture & Fixtures $	Leasehold Improvement $	Laboratory Equipment $	Computer Equipment $	Research Equipment $	Total $
Cost:
Balance at May 31, 2023	78,156	110,932	990,141	1,394,211	63,621	36,568	2,673,629
Additions	-	68,314	545,440	108,648	34,936	214,681	972,019
Disposals	(38,151)	-	-	-	-	-	(38,151)
Transfers	-	-	-	(1,502,859)	-	1,502,859	-
Balance at May 31, 2024	40,005	179,246	1,535,581	-	98,557	1,754,108	3,607,497
Additions	18,464	5,498	43,884	80,000	12,709	392,958	553,513
Balance at February 28, 2025	58,469	184,744	1,579,465	80,000	111,266	2,147,066	4,161,010
Accumulated depreciation:
Balance at May 31, 2023	23,127	14,393	59,534	-	19,040	3,833	119,927
Charge for the year	13,180	29,230	278,273	-	15,963	46,931	383,577
Disposals	(24,639)	-	-	-	-	-	(24,639)
Balance at May 31, 2024	11,668	43,623	337,807	-	35,003	50,764	478,865
Charge for the period	8,655	26,619	230,988	-	15,559	77,023	358,844
Balance at February 28, 2025	20,323	70,242	568,795	-	50,562	127,787	837,709
Carrying amounts:
At May 31, 2023	55,029	96,539	930,607	1,394,211	44,581	32,735	2,553,702
At May 31, 2024	28,337	135,623	1,197,774	-	63,554	1,703,344	3,128,632
At February 28, 2025	38,146	114,502	1,010,670	80,000	60,704	2,019,279	3,323,301

As at February 28, 2025, the Company had not identified any impairment indicators.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

8. RIGHT OF USE ASSETS

The following table summarizes the Company's right of use assets as at February 28, 2025, May 31, 2024 and May 31, 2023:

Property Leases $
Cost:
Balance at May 31, 2023	168,497
Additions	49,648
Balance at May 31, 2024	218,145
Additions	161,949
Disposal	(144,289)
Balance at February 28, 2025	235,805
Accumulated Depreciation:
Balance at May 31, 2023	46,393
Charge for the year	46,210
Balance at May 31, 2024	92,603
Charge for the period	37,234
Disposals	(74,549)
Balance at February 28, 2025	55,288
Carrying amounts:
At May 31, 2023	122,104
At May 31, 2024	125,542
At February 28, 2025	180,517

The property leases are for Aduro's research office located at 542 Newbold Street, London, Ontario and a leased vehicle.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

9. LEASE LIABILITY

	February 28, 2025 $	May 31, 2024 $
Gross lease obligations	206,028	154,510
Deferred finance charges	(21,232)	(15,924)
Total lease liability	184,796	138,586
Less: Current portion	58,922	40,356
Non-current portion	125,874	98,230

Interest on lease liabilities included in finance costs (Note 14)	8,370	10,784
Incremental borrowing rate at Initial Application date	8.45%	8.45%
Total cash outflow for the lease liability	41,318	52,345

The Company's exposure to liquidity risk related to lease liability is disclosed in Note 18.

10. DERIVATIVE FINANCIAL LIABILITY

During the nine-month period ended February 28, 2025, the Company issued a total of 53,181 warrants, for a five-year period, with an exercise price of US$4.675, in connection with the Company's underwritten U.S. public offering. As the warrants have a US dollar exercise price which is not the functional currency of the Company, they do not meet the definition of an equity instrument and as a result have been classified as a derivative financial liability. The derivative financial liability has been recognized at fair value on the date of issuance, being $182,137, as calculated using Black-Scholes pricing model, based on the following assumption ranges:

Risk-free interest rate	From 2.89% to 3.14%
Expected life	5 years
Expected volatility	63.05% to 64.06%
Dividend rate	Nil

The derivative financial liability is remeasured at fair value at each reporting date, with any changes in fair value recognized in the statement of loss and comprehensive loss. For the nine months ended February 28, 2025, the Company recorded an increase in the fair value of the derivative financial liability of $27,226.

The following table summarizes the continuity of the derivative liability for the nine-months ended February 28, 2025:

Financial Liability $
Balance at May 31, 2024	-
Fair value of the derivative financial liability on the date of issuance	182,137
Fair value changes of the derivative financial liability	27,226
Balance at February 28, 2025	209,363

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

The fair value at February 28, 2025 was estimated using the Black-Scholes pricing model, based on the following assumptions:

Risk-free interest rate	2.62%
Expected life	4.69 years
Expected volatility	57.22%
Dividend rate	Nil

11. SHARE CAPITAL

Common and Preferred Shares:

Authorized:

i. Unlimited common shares without par value

ii. Unlimited preferred shares without par value

Issued and outstanding:

As at February 28, 2025, the issued and outstanding common shares of the Company consisted of 28,909,708 common shares and nil preferred shares (May 31, 2024: 21,759,130 common shares and nil preferred shares).

During the year ended May 31, 2024, 198,515 February 2021 Share Warrants were exercised at an exercise price of $1.625, 547,531 April 2021 Share Warrants were exercised at an exercise price of $1.625, 1,018,271 April 2022 Share Warrants were exercised at an exercise price of $3.25, 17,522 July 2022 Share Warrants were exercised at an exercise price of $3.25, 36,154 April 2023 Share Warrants were exercised at an exercise price of $4.225, 41,767 April 2022 Finder Warrants were exercised at an exercise price of $3.25, 538 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 69,231 options were exercised at an exercise price of $2.438, 23,077 options were exercised at an exercise price of $3.413, 23,077 options were exercised at an exercise price of $2.113, 13,538 options were exercised at an exercise price of $2.34, 13,385 options were exercised at an exercise price of $3.25, 46,154 options were exercised at an exercise price of $2.275, and 46,154 granted Restricted Share Units vested, resulting in the issue of 2,094,914 common shares and gross proceeds of $5,345,848.

On June 17, 2024, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 834,178 units (each, a "June 2024 Unit"), at a price of $4.225 per June 2024 Unit for gross proceeds of $3,524,400. Each June 2024 Unit is comprised of one common share and one-half of one common share purchase warrant (the "June 2024 Share Warrant"). Each June 2024 Share Warrant entitles the holder to acquire one common share at an exercise price of $5.20 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by the Company if the shares have a closing price of $6.175 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. The Company paid cash finder's fees of $144,054, all of which were recorded as share issuance costs, and issued 22,789 finder's warrants (the "June 2024 Finder Warrants") to certain finders in connection with the Offering. Each June 2024 Finder Warrant is exercisable into one share at a price of $5.20 per common share for a period of two years after the closing date.

On November 8, 2024, the Company closed an underwritten U.S. public offering of 941,177 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$ 4,000,002. In addition, the Company issued 47,058 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10). On December 3, 2024, the Company closed a partial exercise of over-allotment option of 100,000 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$425,000. In addition, the Company issued 5,000 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10). On December 11, 2024, the Company closed a partial exercise of over-allotment option of 22,470 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$95,498. In addition, the Company issued 1,123 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10).

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

During the nine-month period ended February 28, 2025, 272,228 February 2021 Share Warrants were exercised at an exercise price of $1.625, 13,139 April 2021 Share Warrants were exercised at an exercise price of $1.625, 338,590 July 2022 Share Warrants were exercised at an exercise price of $3.25, 285,371 April 2023 Share Warrants were exercised at an exercise price of $4.225, 18,590 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 84,615 June 2024 Share Warrants were exercised at an exercise price of $5.20, 1,427 June 2024 Finder Warrants were exercised at an exercise price of $5.20, 47,000 options were exercised at an exercise price of $2.1125, 23,892 options were exercised at an exercise price of $2.34, 13,154 options were exercised at an exercise price of $3.25, 9,951 options were exercised at an exercise price of $3.5424, 20,615 options were exercised at an exercise price of $4.843, 1,619 options were exercised at an exercise price of $6.50, and 20,000 options were exercised at an exercise price of $9.00, resulting in the issue of 1,150,191 common shares and gross proceeds of $3,819,344.

Stock Options:

As at February 28, 2025, the following table details the stock options outstanding:

Number of Options	Weighted Average Exercise Price	Weighted Average Life (years)	Expiry Date
871,159	$2.1125	6.16	April 30, 2031
370,263	$2.3400	6.97	February 20, 2032
123,077	$2.2750	7.30	June 20, 2032
611,931	$3.2500	2.83	December 29, 2027
193,848	$3.5425	3.53	September 11, 2028
69,231	$3.5425	3.74	November 29, 2028
92,308	$4.1600	0.91	January 29, 2026
790,687	$6.5000	4.43	August 6, 2029
270,000	$9.0000	4.87	January 15, 2030
20,000	$9.0000	0.87	January 15, 2026
3,412,504	$4.1146	4.82

A continuity schedule of the incentive stock options is as follows:

	February 28, 2025		May 31, 2024
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding beginning of period	2,454,940	$2.7107	2,225,860	$2.5029
Granted	1,136,169	7.1821	436,004	3.7278
Exercised	(136,231)	3.8431	(188,462)	2.5279
Cancelled	(42,374)	5.9060	(18,462)	3.5425
Outstanding, end of period	3,412,504	$4.1146	2,454,940	$2.7107
Exercisable, end of period	2,479,312	$3.0542	2,205,637	$2.6288
Weighted average life (years)	4.82		5.71

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

The fair value of the stock options granted were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 0.33% to 4.66%
Expected life	from 2 to 10 years
Expected volatility	from 48.81% to 211.86%
Dividend rate	Nil

For the nine months ended February 28, 2025, an expense of $2,543,994 (2024: $1,167,781) was recognized for services provided based on vesting conditions of stock options. The amount recognized reflected the vesting duration of the options.

Share Purchase Warrants:

As at February 28, 2025, the following table details the share purchase warrants issued by the Company:

Description	Expiry Date	Outstanding at February 28, 2025	Exercise price	Term (years)
April 2021 Share Warrants	April 23, 2025	304,983	$ 1.625	4
April 2023 Share Warrants	April 3, 2025	328,038	$ 4.225	2
April 2023 Finder Warrants	April 3, 2025	20,448	$ 4.225	2
June 2024 Share Warrants	June 17, 2026	332,490	$ 5.200	2
June 2024 Finder Warrants	June 17, 2026	21,362	$ 5.200	2
November 2024 Share Warrants	November 7, 2029	53,181	US $ 4.675	5
Total outstanding and exercisable		1,060,502
Weighted average exercise price and remaining term (in years)			$ 3.9292	0.74

        A continuity schedule of the number of share purchase warrants is as follows:

Total
Outstanding and exercisable, May 31, 2023	3,506,854
Cancelled/Expired/Exercised	(1,881,667)
Outstanding and exercisable, May 31, 2024	1,625,187
Issued	493,076
Cancelled/Expired/Exercised	(1,057,761)
Outstanding and exercisable, February 28, 2025	1,060,502

The carrying amounts of the April 2023 Finder Warrants, and June 2024 Finder Warrants are recognized as part of contributed surplus while the carrying amount of the other share purchase warrants are included in warrant reserve.

During the year ended May 31, 2024, 198,515 February 2021 Share Warrants were exercised at an exercise price of $1.625, 547,531 April 2021 Share Warrants were exercised at an exercise price of $1.625, 1,018,271 April 2022 Share Warrants were exercised at an exercise price of $3.25, 17,522 July 2022 Share Warrants were exercised at an exercise price of $3.25, 36,154 April 2023 Share Warrants were exercised at an exercise price of $4.225, 41,767 April 2022 Finder Warrants were exercised at an exercise price of $3.25, and 538 April 2023 Finder Warrants were exercised at an exercise price of $4.225, resulting in the issue of 1,860,298 common shares and $1,229,017 being reclassified from warrants reserve to share capital and $42,521 being reclassified from contributed surplus to share capital.

During the nine-month period ended February 28, 2025, 272,228 February 2021 Share Warrants were exercised at an exercise price of $1.625, 13,139 April 2021 Share Warrants were exercised at an exercise price of $1.625, 338,590 July 2022 Share Warrants were exercised at an exercise price of $3.25, 285,371 April 2023 Share Warrants were exercised at an exercise price of $4.225, 18,590 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 84,615 June 2024 Share Warrants were exercised at an exercise price of $5.20, 1,427 June 2024 Finder Warrants were exercised at an exercise price of $5.20, resulting in the issue of 1,013,960 common shares and $826,052 being reclassified from warrants reserve to share capital and $21,553 being reclassified from contributed surplus to share capital.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

The fair value of the warrants issued were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 0.19% to 3.85%
Expected life	from 2 to 5 years
Expected volatility	from 50.35% to 148.58%
Dividend rate	Nil

Special Warrants

On the closing of the transaction with Aduro Energy Inc. and Aduro's security holders whereby the Aduro's security holders sold their shares to the Company such that all of the issued and outstanding common shares of Aduro are now wholly owned by the Company (the "Transaction"), the Company issued 8,205,124 special warrants (the "SWs"), consisting of 4,102,562 Class A special warrants (the "ASWs") and 4,102,562 Class B special warrants (the "BSWs") at a deemed price equal to the Company's discounted share price (as defined), to Aduro's special warrant trustee to be held in trust until distributed on the first milestone ("FM") achievement date. The SWs are convertible for no additional consideration into the Company's Shares on a one-for-one basis upon the later of the achievement of the FM in the case of the ASWs or the achievement of the second milestone ("SM") in the case of the BSWs, as applicable, and the distribution of the SWs by the trustee. The FM was achieved on January 18, 2022, resulting in the 4,102,562 ASWs distributed and automatically converted on a one-for-one basis into common shares of the Company for no additional consideration and the 4,102,562 BSWs special warrants were issued to the Aduro security holders in accordance with the terms of the securities exchange agreement ("SEA"). The SM was achieved on August 14, 2024, resulting in the automatic conversion of the 4,102,562 BSWs on a one-for-one basis into common shares of the Company for no additional consideration.

Restricted Share Units

On September 11, 2023, the Company awarded 46,154 RSUs to an officer of the company pursuant to the Company's equity incentive plan. All of the RSUs vested immediately upon the date of award, at which time the Company issued 46,154 common shares.

12. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

During the three and nine months ended February 28, 2025 and 2024, compensation of key management personnel was as follows:

	Three months ended February 28, 2025 $	Three months ended February 29, 2024 $	Nine months ended February 28, 2025 $	Nine months ended February 29, 2024 $
Salary and related costs	208,580	118,597	551,671	347,419
Professional fees	102,000	125,001	292,001	390,336
Share-based compensation expense (Note 17)	251,028	321,084	905,184	666,807
	561,608	564,682	1,748,856	1,404,562

All transactions with related parties are in the normal course of operations and are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

As at February 28, 2025 and May 31, 2024, the outstanding balances for related parties was comprised of the following:

	February 28, 2025 $	May 31, 2024 $
Due to key management personnel	40,217	75,939
Due from key management personnel	77,353	78,853

These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

13. REVENUE

The Company entered into technical evaluation agreements with confidential publicly traded organisations for execution of a proof of concept and evaluation of the Company's HPU and HBU technology. Revenue in the amount of $156,542, recognized in the Statements of Loss and Comprehensive Loss resulted from services completed during the nine months ended February 28, 2025, pursuant to the technical evaluation and collaboration agreements (2024: $235,266).

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

14. FINANCE COSTS

Finance costs recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months ended February 28, 2025 $	Three months ended February 29, 2024 $	Nine months ended February 28, 2025 $	Nine months ended February 29, 2024 $
Lease finance charges	3,678	2,767	8,370	8,157
Interest on debt:
Working capital loan - BDC	-	191	-	1,041
Term loan	-	-	-	170
Other finance costs	138	-	462	-
Total Finance Costs	3,816	2,958	8,832	9,368

15. GENERAL AND ADMINISTRATIVE

General and administrative expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months ended February 28, 2025 $	Three months ended February 29, 2024 $	Nine months ended February 28, 2025 $	Nine months ended February 29, 2024 $
Investor relations and communication costs (Note 17)	206,125	344,042	581,416	649,809
Conferences	15,198	25,154	43,365	91,019
Automobile	8,045	6,933	16,949	24,307
Bank charges	3,306	3,752	10,991	15,286
Office and general	403,018	151,144	694,928	363,328
Professional fees (Note 17)	154,992	160,877	596,607	441,627
Salary and related costs (Note 17)	673,310	426,630	1,888,828	1,305,850
Transfer agent and filing costs	63,306	27,640	278,705	94,679
Travel	77,674	58,983	225,482	135,926
Other	12,887	9,167	61,271	53,746
Total General and Administrative	1,617,861	1,214,322	4,398,542	3,175,577

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

16. RESEARCH AND DEVELOPMENT

Research and development expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months ended February 28, 2025 $	Three months ended February 29, 2024 $	Nine months ended February 28, 2025 $	Nine months ended February 29, 2024 $
Project related expenses (Note 17)	470,827	328,694	1,220,968	1,060,298
Salary costs allocated (Note 17)	793,000	410,306	2,468,255	1,206,460
Payments to research partners	47,284	16,612	101,482	64,982
Professional fees - patent development costs	63,407	40,079	165,684	77,443
Total research and development	1,374,518	795,691	3,956,389	2,409,183

17. SHARE-BASED COMPENSATION EXPENSE

Share-based payment compensation recognized in the Statements of Loss and Comprehensive Loss is comprised of the following:

	Three months ended February 28, 2025 $	Three months ended February 29, 2024 $	Nine months ended February 28, 2025 $	Nine months ended February 29, 2024 $
Expense recognized for services provided based on vesting conditions of stock options (Note 11)	932,676	481,084	2,543,994	1,167,781
Expense recognized for services provided based on vesting conditions of restricted share units (Note 11)	-	-	-	163,500
Total share-based compensation expense	932,676	481,084	2,543,994	1,331,281

        Share-based compensation expense is included in the Statement of Loss and Comprehensive loss as follows:

	Three months ended February 28, 2025 $	Three months ended February 29, 2024 $	Nine months ended February 28, 2025 $	Nine months ended February 29, 2024 $
Investor relations and communication costs (Note 15)	54,548	176,318	54,548	199,545
Professional fees (Note 15)	3,148	1,117	10,661	9,260
Salary and related costs (Note 15)	352,202	164,697	1,014,201	621,411
Project related expenses (Note 16)	156,207	40,360	279,282	188,614
Salary costs allocated (Note 16)	366,571	98,592	1,185,302	312,451
Total share-based compensation expense	932,676	481,084	2,543,994	1,331,281

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Interest rate risk

The Company is exposed to interest rate risk. The lease liabilities have fixed cost of funds rate until maturity though subject to interest rate fluctuations if refinanced.

Foreign exchange risk

The Company is primarily exposed to foreign currency fluctuations in relation to its US dollar cash and trade payables. US dollar financial instruments subject to foreign exchange risk are summarized below. The Company has assessed the risk and decided not to hedge the risk.

(US$)	February 28, 2025 $	May 31, 2024 $
Cash and cash equivalents	3,462,923	140
Trade payables	40,448	37,647
Net US dollar exposure	(3,422,475)	37,507

As at February 28, 2025, with other variables unchanged, a $0.10 change in the Canadian dollar against the US dollar would result in a $342,247 pre-tax gain (May 31, 2024: $3,751 loss) from the Company's financial instruments.

Credit risk

Credit risk arises from cash and cash equivalents held with a bank as well as credit exposure to customers in the form of outstanding trade and other receivables but excluding balances receivable from government entities. The maximum exposure to credit risk is equal to the carrying value of the Company's cash and other receivables which reflects management's assessment of the credit risk which at February 28, 2025 was $8,517,355 (May 31, 2024: $3,066,515).

Impairment losses

The allowance for doubtful accounts in respect of other receivables is used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible. At that point, the amounts are considered unrecoverable and are written off against the financial asset directly. The Company did not record any impairment for three or nine months ended February 28, 2025 and the year ended May 31, 2024.

Liquidity risk

Liquidity risk is the exposure of the Company to the risk of not being able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its cash and cash equivalents and working capital balances.

The table below provides an analysis of the expected maturities of the Company's outstanding obligations as at February 28, 2025:

		Due prior to
	Amount	2025	2026	2027	2028+
	$	$	$	$	$
Trade payables and other current liabilities	583,976	583,976	-	-	-
Lease liability (Note 9)	184,796	58,922	64,580	61,294	-
Total expected maturities	768,772	642,898	64,580	61,294	-

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income (loss) or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Capital management

Management is focused on several objectives while managing the capital structure of the Company, specifically:

  Ensuring the Company has the financing capacity to execute its business plan and meet its strategic objectives while capitalizing on opportunities that add value for the Company's shareholders;
  Maintaining a strong capital base; and
  Safeguarding the Company's ability to continue as a going concern, such that it provides returns for shareholders and benefits for other stakeholders.

19. OPERATING SEGMENTS

Reportable Segments

The business is in early stage focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. For management purposes, the Company activities are managed and monitored by senior management as one operating segment. The financial statements included are the same financial statements that management uses to monitor the performance of the Company and for the allocation of resources.

Entity Wide Disclosures

As at and for the period ended February 28, 2025 and the year ended May 31, 2024, the Company's operations and assets were in Canada and the Netherlands.

As at February 28, 2025, geographic information was as follows:

	Canada	Netherlands
Assets	13,590,019	12,102
Loss and comprehensive loss	(8,235,672)	(193,344)

As at May 31, 2024, geographic information was as follows:

	Canada	Netherlands
Assets	6,949,603	7,148
Loss and comprehensive loss	(7,246,353)	(190,508)

As an early-stage development company, the Company was not yet generating sustainable revenues from its development activities. The revenues of $156,542 for the nine months ended February 28, 2025 related to revenue earned following the completion of services pursuant to the technical evaluation and collaboration agreements for execution of a proof of concept and evaluation of the Company's HPU and HBU technology (Note 13).

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 28, 2025 Expressed in Canadian Dollars

20. SUPPLEMENTAL CASH FLOW INFORMATION

For the nine months ended February 28, 2025 and 2024, the net change in non-cash working capital balances consists of the following:

	February 28, 2025 $	February 29, 2024 $
Other receivables	27,638	143,098
Prepaid expenses	(1,077,489)	(39,202)
Trade payables and other current liabilities	139,254	32,996
Project contributions payable	464	464
Net change in non-cash working capital balances	(910,133)	137,356

21. SUBSEQUENT EVENTS

Exercise of options and warrants

Subsequent to February 28, 2025, 24,659 share purchase warrants were exercised at an exercise price of $1.625, 304,564 share purchase warrants were exercised at an exercise price of $4.225, 20,386 finder warrants were exercised at an exercise price of $4.225, 20,000 options were exercised at an exercise price of $2.1125, and 10,000 options were exercised at an exercise price of $9.00 for total proceeds of $1,545,235.